UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)

URBAN BARNS FOODS INC.
(Name of Issuer)

Class A common stock, $0.001 par value per share
(Title of Class of Securities)

91704A 204
(CUSIP Number)

Lili Mance
1 Adelaide Street East, Suite 2100
Toronto, Ontario
Canada M5C 2V9
416-365-2582
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2014
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Dundee Agricultural Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 110,411,585 Shares
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 110,411,585 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,411,585 Shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 39.8%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Person Dundee Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 110,411,585 Shares
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 110,411,585 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,411,585 Shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 39.8%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Person Ned Goodman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 110,411,585 Shares
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 110,411,585 Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person 110,411,585 Shares
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 39.8%
14	Type of Reporting Person (See Instructions) IN

Item 1.     Security and Issuer

This Amendment No. 3 to Schedule 13D amends and restates the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by Dundee Agricultural Corporation with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Urban Barns Foods Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at Office 205 – 290 Lakeshore Road, Pointe-Claire, Quebec, Canada H9S 4L3.

Item 2.     Identity and Background

This statement of Schedule 13D is being jointly filed by Dundee Agricultural Corporation (“DAC”), Dundee Corporation (“Dundee”) and Mr. Ned Goodman (“Mr. Goodman” and collectively with DAC and Dundee, the “Reporting Persons”).

DAC, the direct holder of the shares of Class A Common Stock reported on this statement, is an Ontario, Canada, corporation and a wholly-owned subsidiary of Dundee.  DAC invests in agricultural securities and assets.  Dundee is an Ontario, Canada, corporation listed on the Toronto Stock Exchange.  Dundee is a holding company.  Through its operating subsidiaries, Dundee is engaged in diverse business activities, including investment advisory and corporate finance, energy, resources, agriculture, real estate and infrastructure. Dundee also holds, directly and indirectly, a portfolio of investments primarily in these core focus areas, as well as other select investments in both publicly listed and private companies.  Mr. Goodman, a Canadian citizen, is the Chairman of Dundee and, through his ownership of Dundee Class A Subordinate Voting Shares and Class B Common Shares is entitled to approximately 85.3% of the voting power of all outstanding Class A and Class B Common Shares, controls Dundee.

The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization which such employment is conducted) and citizenship of each director and executive officer of Dundee and DAC are set forth in Schedule I attached hereto.  The address of the principal business office of Dundee, DAC and Mr. Goodman is 1 Adelaide Street East, Suite 2100, Toronto, Ontario M5C 2V9.

During the last five years, none of the Reporting Person nor, to the knowledge of the Reporting Persons, any person named on Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

On October 29, 2013, DAC purchased 67,567,568 shares of Class A Common Stock for an aggregate purchase price of US$1,000,000.00 out of its working capital.  On December 23, 2013, DAC purchased an additional 21,750,000 shares of Class A Common Stock for an aggregate purchase price of US$321,900 out of its working capital.  On April 25, 2014, DAC purchased an additional 17,094,017 shares of Class A Common Stock for an aggregate purchase price of US$400,000 out of its working capital.

Item 4.     Purpose of Transaction

DAC invests in agricultural securities and assets and purchased the shares of Class A Common Stock of the Issuer as an investment. DAC will regularly evaluate its investment in the Issuer and, based on its assessment of the Issuer’s business and prospects and its other investment opportunities, may from time to time acquire additional shares of Class A Common Stock or other securities of the Issuer or dispose of any such shares or securities in the open market or in privately negotiated transactions with the Issuer or third parties.  In the event that the Issuer sells additional shares of common stock in the future, it is DAC’s present intention to seek to maintain its pro rata ownership of the Issuer’s outstanding common stock by purchasing additional shares of common stock.  However, DAC may change its intention at any time.

In connection with DAC’s original investment in the Issuer on October 29, 2013, the Issuer agreed to elect two nominees proposed by DAC to the Issuer’s board of directors.  Pursuant to this arrangement, Mr. Goodman and Mr. Horst Hueniken were elected as members of the board of directors of the Issuer.  Mr. Goodman resigned as a director of the Issuer on February 7, 2014.  DAC has not proposed another nominee to be elected to the Issuer’s board of directors but may do so in the future.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a) - (b)	Each of the Reporting Persons beneficially owns an aggregate of 110,411,585 shares of Class A Common Stock. representing 39.82% of the Issuer’s issued and outstanding Class A Common Stock (based on 281,182,847 shares of Class A Common Stock outstanding as set forth in the Issuer’s Annual Report on Form 10-K for the financial year ended July 31, 2014). Each of the Reporting Persons shares the power to vote and dispose of the shares of Class A Common Stock with the other Reporting Persons.

(c)	On October 29, 2013, DAC purchased from the Issuer an aggregate 67,567,568 shares of the Class A Common Stock at a price of US$0.0148 per share in a private placement as an investment. In connection with the transaction, the Issuer agreed to elect two persons nominated by DAC to the board of directors of the Issuer.

On December 23, 2013, DAC purchased an additional 21,750,000 shares of the Class A Common at a price of US$0.0148 per share in a private transaction with a third party.

On April 25, 2014, DAC purchased an additional 17,094,017 shares of Class A Common Stock at a price of $0.0234 per share in a private transaction with a third party.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s shares held by the Reporting Persons.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with DAC’s original investment in the Issuer on October 29, 2013, the Issuer agreed to elect two nominees proposed by DAC to the Issuer’s board of directors.  Pursuant to this arrangement, Mr. Goodman and Mr. Horst Hueniken were elected as members of the board of directors of the Issuer.  Mr. Goodman resigned as a director of the Issuer on February 7, 2014.  DAC has not proposed another nominee to be elected to the Issuer’s board of directors.   Other than as disclosed above, none of the Reporting Persons has any other contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item7.     Material to Be Filed as Exhibits

Exhibit 1.	Joint Filing Agreement of the Reporting Persons.

Exhibit 2.	Private Placement Subscription for Non U.S. Subscriber

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November  5, 2014

DUNDEE AGRICULTURAL CORPORATION

By:	/s/ Tochi Lewis Asonye
Name: Tochi Lewis Asonye
Title: Director

DUNDEE CORPORATION

By:	/s/ Sivan Fox
Name: Sivan Fox
Title: VP Legal

NED GOODMAN

/s/ Ned Goodman
Ned Goodman

Schedule I
Directors and Executive Officers of Dundee Agricultural Corporation

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Dundee Agricultural Corporation.

Directors

Goodman, Ned
Lewis-Asonye, Tochi
Presot, Lucie

Executive Officers

Goodman, Ned	Chief Executive Officer, President
Hueniken, Horst	Vice President
Presot, Lucie	Vice President & Chief Financial Officer

Directors and Executive Officers of Dundee Corporation

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director of Dundee Corporation.

Directors

Name	Citizenship	Present Business Address	Present Principal Occupation
Beauchamp, Normand	Canada	Technosport International 7850 Bombardier St. Anjou, Montreal, Quebec H1J 2G3	President, Capital NDSL Inc.
Cooper, Michael Jay	Canada	DREAM Unlimited Corp. State Street Financial Centre 30 Adelaide Street East, Suite 1600 Toronto, Ontario M5C 3H1	President and Chief Executive Officer, DREAM Unlimited Corp.
Goodman, Ned	Canada	Dundee Corporation 21st Floor, 1 Adelaide Street East Toronto, Ontario M5C 2V9	Chairman, Dundee Corporation
Goodman, Daniel Todd	Canada	GFI Investment Counsel Ltd. 2 St. Clair Avenue East, Suite 1204 Toronto, Ontario M4T 2T5	President and Chief Executive Officer, GFI Investment Counsel Ltd.
Goodman, David Jason	Canada	Dundee Corporation 21st Floor, 1 Adelaide Street East Toronto, Ontario M5C 2V9	President and Chief Executive Officer, Dundee Corporation

Goodman, Mark Elliot	Canada	Dundee Corporation 21st Floor, 1 Adelaide Street East Toronto, Ontario M5C 2V9	Executive Vice President and Chief Operating Officer, Dundee Corporation
Gordon, Harold Philip	Canada	Dundee Corporation 21st Floor, 1 Adelaide Street East Toronto, Ontario M5C 2V9	Vice Chairman, Dundee Corporation
Jacob, Ellis	Canada	Cineplex Inc. 1303 Yonge Street Toronto, Ontario M4T 2Y9	President and Chief Executive Officer, Cineplex Inc.
Lowy, Frederick H.	Canada	Dundee Corporation 21st Floor, 1 Adelaide Street East Toronto, Ontario M5C 2V9	Senior Fellow of Massey College, University of Toronto and President Emeritus of Concordia University
MacRae, Garth A.C.	Canada	Dundee Corporation 21st Floor, 1 Adelaide Street East Toronto, Ontario M5C 2V9	Director, Dundee Corporation
McLeish, Robert	Canada	Dundee Corporation 21st Floor, 1 Adelaide Street East Toronto, Ontario M5C 2V9	Consultant
Sinclair, A. Murray	Canada	Earlston Investments Corp. Suite 1703, 595 Burrard St. Vancouver, British Columbia V7X 1J1	Chief Investment Officer, Earlston Investments Corp.
Soames, Jeremy	United Kingdom	Barbican Managing Agency Limited 33 Gracechurch Street London EC3V 0Bt United Kingdom	Chairman, Barbican Managing Agency Limited
Sparks, K. Barry	Canada	Torvan Capital 141 Adelaide Street West, Suite 610 Toronto, Ontario M5H 3L5	President of Torvan Capital Group

Executive Officers

The principal occupation or employment of each executive officer of Dundee Corporation is his or her position with Dundee Corporation noted below.  Each executive officer of Dundee Corporation is a citizen of Canada.  Each executive officer has, as his or her business address, c/o Dundee Corporation, 1 Adelaide Street East, Suite 2100, Toronto Ontario M5C 2V9.

Name	Title
Aikman, Jonathan	Vice President
Attanasio, Mark	Vice President
Fox, Sivan	Vice President, Legal
Goodman, Ned	Chairman
Goodman, Mark Elliot	Executive Vice President & Chief Operating Officer
Goodman, David Jason	President & Chief Executive Officer
Mance, Lillian	Secretary
Montesano, Perina	Vice President, Internal Audit
Ng, Kevin	Vice President, Taxation
Presot, Lucie O.	Vice President & Chief Financial Officer
Ruby, Naomi	Vice President, Human Resources
Thibault, Jean-Francois	Vice President